Exhibit 99.8

ZenaTech Subsidiary ZenaDrone is Developing the ZenaDrone 2000 Maritime Interceptor: A Cost-Effective Sea and Land Based Drone Defense System for Modern Asymmetric Warfare

Gas-powered maritime drone platform designed to launch from sea, detect, and intercept slow-moving aerial threats; capable of fighting drone with drone to save U.S. and allied defense billions

Vancouver, British Columbia, (March 5, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces its ZenaDrone subsidiary is developing the ZenaDrone 2000, a gas-powered maritime-launch drone interceptor system. The platform is being purpose-built to detect and simultaneously intercept multiple incoming unmanned aerial threats at a fraction of the cost of conventional countermeasures. The announcement comes amid a surge in asymmetric drone warfare globally, with recent conflicts highlighting a critical and costly vulnerability in current defense postures against Iranian-supplied drone swarms.

"The recent escalation of drone-based attacks across the Gulf region is a wake-up call for defense planners worldwide," said Shaun Passley, ZenaTech, Inc. CEO. "It is economically unsustainable and strategically unwise to keep spending millions of dollars to intercept a $50,000 Iranian drone. The ZenaDrone 2000 changes that calculus entirely. Our platform will be designed to intercept multiple drones in a single engagement — we fight drone with drone, at a cost that makes sense and at a scale designed to keep pace with the threat."

Recent conflicts across the Middle East and beyond have exposed a glaring imbalance in modern air defense economics. Gulf nations and their allies have been forced to deploy interceptor missiles costing hundreds of thousands — or even millions — of dollars to destroy Iranian-manufactured drones valued at approximately $50,000 each. This unsustainable cost asymmetry is being exploited by adversaries who can field swarms of low-cost, slow-moving aerial threats faster than conventional defense systems can economically respond.

The vulnerability is especially acute over maritime environments, including the Red Sea, Persian Gulf, and other contested waterways, where sea-based launch platforms for drone countermeasures are limited and response windows are narrow. The global defense community has recognized that the most practical, scalable, and affordable answer to the drone threat is not another expensive missile — it is a better, smarter, faster drone.

The ZenaDrone 2000 will be engineered specifically to address this threat. Powered by a high-endurance gas engine for extended range and operational persistence, the ZenaDrone 2000 is designed to launch directly from naval vessels, offshore platforms, or coastline installations — positioning it where the threat originates. Once airborne, the system will be designed to autonomously detect, track, and engage multiple slow-moving hostile drones simultaneously using onboard AI-driven threat identification and engagement protocols engineered for effectiveness against coordinated drone swarm attacks.

ZenaDrone 2000 — Key Defense Capabilities:

• Maritime Launch Capability: Designed for sea-based deployment from naval vessels, offshore platforms, and littoral installations, enabling rapid response

• Gas-Powered Endurance: High-performance gas propulsion system delivers extended flight range and loiter time, far exceeding battery-limited alternatives

• Autonomous Threat Detection: Onboard AI and sensor fusion algorithms identify and classify slow-moving aerial threats in real time

• Precision Intercept Engagement: Purpose-built engagement systems enable the intercept of incoming threats efficiently and accurately, minimizing collateral risk

• Asymmetric Cost Advantage: Designed to be deployed at a fraction of the cost of missile-based interception systems, delivering decisive operational savings for defense budgets

• Swarm-Ready Architecture: Scalable platform designed to support coordinated multi-drone deployment to counter simultaneous multi-vector drone attack scenarios

The global counter-drone market is projected to grow substantially over the coming decade as the proliferation of low-cost unmanned aerial systems accelerates. Gulf Cooperation Council (GCC) nations alone have committed significant defense spending to address the drone threat following repeated attacks on infrastructure, naval assets, and civilian targets. ZenaTech management believes the ZenaDrone 2000, with its sea-launch capability and cost-efficient intercept model, is uniquely positioned to serve U.S., NATO, and allied defense procurement programs seeking scalable, affordable countermeasures.

ZenaDrone’s maritime interceptor drone will incorporate an NDAA-compliant supply chain. The prototype is currently at the design and development stage, and management expects to advance to the testing stage before the end of the year.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is used for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.